04017151

NITED STATES
.D EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49263

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2004 WASH., D.C. 158 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RELATIONAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11975 EL CAMINO REAL, SUITE 300
(No. and Street)

SAN DIEGO (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN D. SCOTT (858) 704-3300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACOCUNTANT whose opinion is contained in the Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

725 SOUTH FIGUEROA STREET (Address) LOS ANGELES (City) CA (State) 90017-5418 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possession.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, KATHLEEN D. SCOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RELATIONAL ADVISORS LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathleen D. Scott
Signature

Financial & Operational Principal
Title

Lisa Marsh
Notary Public

LISA MARSH
COMM.# 1256190
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMMISSION EXPIRES MAR 26, 2004

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

February 27, 2004

AFFIDAVIT

I, the undersigned, affirm that to the best of my knowledge and belief, the accompanying financial statements pertaining to the firm of Relational Advisors LLC as of December 31, 2003 are true and correct.

David H. Batchelder
Principal

Subscribed and sworn to before me the 27th day of February, 2004.

Lisa Marsh, Notary Public

Notary Seal: LISA MARSH COMM.# 1256190 NOTARY PUBLIC-CALIFORNIA SAN DIEGO COUNTY MY COMMISSION EXPIRES MAR 26, 2004

Relational Advisors LLC and Subsidiary

Combined Consolidated Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 4,294,542
Accounts receivable, net of allowance for doubtful accounts of $43,875	82,355
Due from related parties	183,932
Prepaid expenses	149,226
Property and equipment, net of accumulated depreciation of $252,256	135,185
Investment in aircraft, net of accumulated depreciation of $306,806	4,248,015
Other assets	121,736
Total assets	$ 9,214,991
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 454,497
Notes payable	3,319,117
Due to related parties	112,804
Deferred revenue	81,667
Total liabilities	3,968,085
Commitments *(Note 6)*	
Member's equity	5,246,906
Total liabilities and member's equity	$ 9,214,991

See accompanying notes.